Form C

Cover Page

Name of issuer:

Stay Cool Beverages LLC

Legal status of issuer:

> Form: Limited Liability Company
> Jurisdiction of Incorporation/Organization: TX
> Date of organization: 1/27/2017

Physical address of issuer:

2800 Treble Lane
Austin TX 78704

Website of issuer:

https://www.drinkstaycool.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one unit as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

2/7/2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$30,281.89	$64,983.07
Cash & Cash Equivalents:	$10,403.80	$16,502.06
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$47,972.71	$29,233.69
Long-term Debt:	$37,253.95	$19,089.20
Revenues/Sales:	$57,692.90	$0.00
Cost of Goods Sold:	$69,444.57	$28,602.92
Taxes Paid:	$0.00	$0.00
Net Income:	($71,920.95)	($23,126.05)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Stay Cool Beverages LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Tyler Adkins	Founder	Stay Cool	2017
Steven Wiggins	Founder	Stay Cool	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Tyler Adkins	Founder	2017
Steven Wiggins	Founder	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Steven Wiggins	5000000.0 Common Unit	50.0
Tyler Adkins	5000000.0 Common Unit	50.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The cost of kava has been known to fluctuate and as such, our profitability will change accordingly. We have back up suppliers lined up if our primary kava is not available. However, this can change costs as well since using a different provider may also adjust our profitability. We may not be able to increase prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

If Stay Cool grows too quickly within the grocery market and doesn't have enough capital to account for promotional allowances, we would risk our commercial success. Each major grocery store or market requires products to provide money or resources to handle marketing efforts. This includes demos, sampling, discounts, and total price reductions. If we could not provide marketing spend to handle all the stores requirements, we risk commercial success.

If a product recall were to happen due to spoilage or contamination, the company would have to obtain all the bottles in question which has financial implications. Since the company could not generate revenue from the contaminated products, we would have to start a new production run with capital on hand. If there is not enough capital or resources available to run another production, we would not be able to fulfill orders.

Our opportunity to achieve and maintain a significant market share may be limited with the capital or resources on hand. As we obtain new retailers through the use of our new distribution partnership, we would need to ensure that enough capital is available to increase our production runs. In addition, developing and maintaining awareness of our brand name is also a factor. Successfully promoting and positioning our brand, products and services will depend on marketing efforts. We will need to increase our financial commitment to creating and maintaining brand awareness. If we fail to promote our brand, sales may be negatively impacted.

Our revenue and gross margins will be impacted by a number of different factors. Cost fluctuation of various product ingredients and material will change the total cost to produce our drinks. There are also different sale prices based on the channels we target. Selling to distributors will have one cost while selling directly to stores or consumers will have another cost. Those factors can be difficult to predict and may impact business operations.

Stay Cool may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, Stay Cool may never undergo a liquidity event such as a sale of the company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Stay Cool's assets or profits and have no voting rights or ability to direct the company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. If we lack the resources or personnel to sustain a national or regional presence as the company continues to grow, the company would not be able to properly maintain operations or fulfill product demand.

We are a consumer products company that operates in the highly competitive consumer health products industry. Our success depends on our ability to anticipate and respond to shifts in consumer trends, including increased demand for products that meet the needs of consumers who are increasingly concerned with health and wellness, our product quality, our ability to develop products that

are responsive to consumer preferences and our ability to respond to product and pricing pressures. Consumer preferences may shift due to a variety of factors, including the aging of the general population, consumer concerns regarding the health effects of certain materials. There is no guarantee that the Company's products will successfully anticipate future consumer preferences or be able to adapt to changing consumer preferences.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds:
55% - Production Runs (Ingredients, Materials, Tolling Fees, Shipping)

25% - Business Development, Marketing and Promotional Spend (Trade Shows, Paid Ads, Field Marketing)

12.5% - Salaries and Wages (Officer Salaries, Broker Fees)

7.5% - Wefunder Intermediary Fees

If we raise: **$1,070,000**

Use of Proceeds:
35% - Production Runs of Current and New Products (Ingredients, Materials, Tolling Fees, Shipping, New Products Expansion)

35% - Business Development, Marketing and Promotional Spend (Trade Shows, Paid Ads, Field Marketing)

17% - Salaries and Wages (Officer Salaries, Broker Fees, Increase Headcount)

7.5% - Wefunder Intermediary Fees

5.5% - Operational and Business Processes Improvement (Implement Technology Solutions for Business Processes - Accounting, Data Collection and Sales Generation, Marketing Analytics, Supply Chain Automation)

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met

5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see

To view a copy of the SAFE you will purchase, please see
Appendix B, Investor Contracts.
The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"),
which provides Investors the right to **preferred units** in the Company ("**Preferred Units**"),
when and if the Company sponsors an equity offering that involves **Preferred Units**,
on the standard terms offered to other Investors.

Conversion to Equity. Based on our SAFEs, when we engage in an offering of equity interests involving
Preferred Units, Investors will receive a number of Preferred Units calculated using the method that results in the greater number of
Preferred Units:

(i) the total value of the Investor's investment, divided by (a) the price of **Preferred Units** issued to new Investors multiplied by (b) the
discount rate (90%) , or

(ii) if the valuation for the company is more than **$4 million** (the "Valuation Cap"), the amount invested by the Investor divided by the
quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

(iii) for investors up to the first **$100,000** of the securities, investors will receive a valuation cap of **$2,000,000** and a discount rate of
90%

Additional Terms of the Valuation Cap.
For purposes of option (ii) above, the Company's
capitalization will be measured as all
all classes of units outstanding at the time,
not including any SAFEs or convertible notes, plus any
Common Units reserved and
available for future grant under any equity incentive or similar plan of the
Company or to be created or increased in connection with our equity offering at
that time.

Investors who receive **Preferred Units** subject to
the Valuation Cap will also receive dividend rights.

No Voting Rights.
Investors will have no voting rights.
Instead,
the Company's CEO will be provided a proxy to vote on the Investor's behalf.

Private Sales for Major Investors. Investors who invest at least $25,000 and are "accredited investors" will receive the right to purchase a
pro-rata share of
privately placed securities occurring after an equity offering covered by the
SAFEs.

Major Investor Threshold
Definition: A major investor is one who invests a minimum of $25,000.00 and are "accredited investors" as defined by Rule 501 of
Regulation D (17 C.F.R. §230.501(a)).

Execution. Investors who invest less than $25,000.00 will typically not execute transaction documents in order to receive Units at the
time of an applicable equity offering. Instead, a "Designated Lead Investor" will execute the documents for them, provided that the
documents are consistent with the Units received by new investors in the Company, modified, if applicable, based on the terms of the
SAFE.

Liquidity Events.

If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new
owners prior to Investors in the SAFEs receiving **Preferred Units**, Investors will receive

- units equal to the amount invested by the Investor in the SAFEs divided by the quotient of (a) the Valuation Cap divided by (b) the
  number of outstanding **Common Units and Preferred Units**, but excluding any **Preferred Units** reserved and available for future grant
  under any equity incentive or grant, SAFEs, and/or convertible promissory notes.

under any equity incentive or grant, SAFEs, and/or convertible promissory notes.

Termination of the Company.

If the Company ceases operations, liquidates, dissolves, winds up or has its assets assigned to creditors prior to an issuance of securities involving **Preferred Units**, the Company will pay first the other holders of existing **Preferred Units**, based on the terms of the Company's certificate of incorporation, and then holders of the SAFEs.
If there are not sufficient Company assets to pay holders of the SAFEs the amount of their investments, as determined by the Company's management, payments will be made on a pro-rata basis. In this case, Investors may not recoup part or all of their investment from the Company.

Repurchases.

If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Investor for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No

16. How may the terms of the securities being offered be modified?

Any provision of this instrument may be amended, waived or modified as follows:

(i) if the Investor is not a Major Investor, any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified only upon the written consent of the Company and either (A) the Designated Lead Investor or (B) the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors; (ii) if the Investor is a Major Investor, any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors who are Major Investors; and (iii) regardless of whether the Investor is or is not a Major Investor, the Valuation Cap may be amended, waived or modified only (i) upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors or (ii) as contemplated in the definition of Valuation Cap.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities	Securities

Class of Security	(or Amount) Authorized	(or Amount) Outstanding	Voting Rights
Common Unit	10,000,000	10,000,000	Yes ⬍

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Upon successful completion of this fundraise, the Company will authorize and issue and new class (Preferred Unit) of Securities which have liquidation preference compared to the Common Units that are listed above.

Investors in this Offering will not have voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **Preferred Units**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Units**, Investors may receive a number of **Preferred Units** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Unit** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Units** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **management**. Among the factors we may consider in determining the price of **Preferred Units** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **units (including both Common and Preferred Units)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Lauren Forge
Issue date	05/04/15
Amount	$1,000.00
Outstanding principal plus interest	$1,000.00 as of 09/26/19

Outstanding principal plus interest	$1,000.00 as of 09/26/19
Interest rate	0.0% per annum
Current with payments	Yes

This is a 0% interest loan without a maturity date. The agreed upon terms are that the founder will repay the loan once the company becomes profitable.

Loan

Lender	Kristen Woods
Issue date	05/04/17
Amount	$1,000.00
Outstanding principal plus interest	$1,000.00 as of 09/26/19
Interest rate	0.0% per annum
Current with payments	Yes

This is a 0% interest loan without a maturity date. The agreed upon terms are that the founder will repay the loan once the company becomes profitable.

Loan

Lender	ACCION
Issue date	06/25/17
Amount	$8,000.00
Outstanding principal plus interest	$1,258.00 as of 09/29/19
Interest rate	12.5% per annum
Maturity date	07/20/20
Current with payments	Yes

Loan

Lender	PeopleFund
Issue date	12/03/18
Amount	$50,000.00
Outstanding principal plus interest	$43,203.55 as of 09/29/19
Interest rate	9.25% per annum
Maturity date	12/04/23
Current with payments	Yes

Loan

Lender	Kabbage
Issue date	06/27/19
Amount	$11,000.00
Outstanding principal plus interest	$9,276.33 as of 09/29/19
Interest rate	18.0% per annum
Maturity date	07/18/20
Current with payments	Yes

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	SAFE	$0	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the

Issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Kristen Woods
Amount Invested	$1,000.00
Transaction type	Loan
Issue date	05/05/17
Outstanding principal plus interest	$1,000.00 as of 10/02/19
Interest rate	0.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Close friend to Tyler Adkins, the Company's Founder and CEO

This is a 0% interest loan without a maturity date. The agreed upon terms are that the founder will repay the loan once the company becomes profitable.

Name	Lauren Forge
Amount Invested	$1,000.00
Transaction type	Loan
Issue date	05/05/17
Outstanding principal plus interest	$1,000.00 as of 10/02/19
Interest rate	0.0% per annum
Maturity date	05/05/19
Outstanding	Yes
Current with payments	Yes
Relationship	Close friend to Tyler Adkins, the Company's Founder and CEO

This is a 0% interest loan without a maturity date. The agreed upon terms are that the founder will repay the loan once the company becomes profitable.

Name	Steven Kelson
Amount Invested	$10,000.00
Transaction type	Loan
Issue date	05/05/17
Outstanding principal plus interest	$0.00 as of 10/04/19
Interest rate	0.0% per annum
Maturity date	08/05/17
Relationship	Close friend to Tyler Adkins, the Company's Founder and CEO

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Stay Cool manufactures functional, relaxation beverages infused with kava and CBD. Sourced from mother nature, these plants provide stress reducing benefits that ease the mind and body. Stay Cool is available through a wide range of sales channels and we're capable of handling nationwide distribution.

We hope to be one of the largest, most successful suppliers of relaxation and stress-relief beverages in the country. Stay Cool hopes to be a great target acquisition for larger beverage companies looking to bolster sales and appeal to changing consumer demands. While these are our goals, we cannot guarantee that these actually happen.

Milestones

Stay Cool Beverages LLC was incorporated in the State of Texas in January 2017.

Since then, we have:

- $105,000+ revenue in just 15 months

- Awarded SPINS Top Product Trend - 2019; Stay Cool is the only kava beverage in the market that is readily available nationwide

- Relaxation and stress-relief drinks are the next logical step in the beverage market -industry reached $294 MM (2018); 15.7% yearly growth

- Expanding company offerings to include CBD products - beverages will available by Q4 2019; other CBD products available in 2020

- All revenue has been generated with limited marketing capital; further funding should be able to greatly increase sales and market share

- Secured nationwide distribution with DPI and 2 other regional distributors - currently in 75+ stores across the country

- Wide range of sales channels – allows for huge growth potential and diverse revenue streams through direct/indirect sales

Historical Results of Operations

Our company was organized in January 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $57,692.90 compared to the year ended December 31, 2017, when the Company had revenues of $0. Our gross margin was -20.37% in fiscal year 2018.

- *Assets.* As of December 31, 2018, the Company had total assets of $30,281.89, including $10,403.80 in cash. As of December 31, 2017, the Company had $64,983.07 in total assets, including $16,502.06 in cash.

- *Net Loss.* The Company has had net losses of $71,920.95 and net losses of $23,126.05 for the fiscal years ended December 31, 2018 and December 31, 2017, respectively.

- *Liabilities.* The Company's liabilities totaled $85,226.66 for the fiscal year ended December 31, 2018 and $48,322.89 for the fiscal year ended December 31, 2017.

Liquidity & Capital Resources

To-date, the company has been financed with $81,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 5 months before we need to raise further capital. We expect to spend the funds within 5 months of the conclusion of this Offering.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". If needed, we could call upon about $20,000 in capital from the Founder's personal finances as well friends and family in our network that have given verbal offers to invest.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime

of the Company. We plan to raise capital in 6 months. Outside from what was described in this Form C, we have about $10,000 that can be called upon from the Founders. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Stay Cool Beverages LLC cash in hand is $8,430, as of August 2019. Over the last three months, revenues have averaged $10,250/month, cost of goods sold has averaged $7,630/month, and operational expenses have averaged $3,900/month, for an average burn rate of $1,280 per month. Our intent is to be profitable in 12 months.

Starting in January 2019, we have seen a steady increase in monthly revenue. Stay Cool surpassed our total revenue of 2018 by July of this year. Our monthly expenses have increased slightly from last year due to funding. Our cost per bottle sold has stayed the same throughout this year but that should once we increase the size of our production runs.

We now have three (3) new partnerships with distributors. While we cannot guarantee this, we hope the increase in distributors will increase revenues greatly over the course of the next 3-6 months, being that the inclusion into their network of retailers and buyers will increase our overall reach in the marketplace.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks; savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

  ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

  iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

  i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

  ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.drinkstaycool.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or

dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird SAFE (Simple Agreement for Future Equity)
SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Steven Wiggins
Tyler Adkins

Appendix E: Supporting Documents

Operating_Agreement__Stay_Cool_.pdf



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